UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Lone Pine Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class and Securities)

54222A 106

(CUSIP Number of Class of Securities)

Cyrus D. Marter IV

Senior Vice President, General Counsel and Secretary

Forest Oil Corporation

707 Seventeenth Street, Suite 3600

Denver, CO  80202

(303) 812-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

CUSIP No. 54222A 106	13D

1	Names of Reporting Persons Forest Oil Corporation	I.D. No. 25-0484900

2	Check the Appropriate Box if a Member of a Group (See Instructions) N.A.
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): 00 (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 70,000,000 shares

	8	Shared Voting Power

	9	Sole Dispositive Power 70,000,000 shares

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 70,000,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 82.3%

14	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D amends and supplements Items 4, 6 and 7 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on or about June 6, 2011, by the Reporting Person (the “Original 13D”).  Each capitalized term used herein and not otherwise defined has the meaning given and form in the Reporting Person’s Original 13D.  Other than as set forth in this Amendment No. 1, there have been no material changes with respect to the Reporting Person’s ownership of Common Stock of the Issuer or the Original 13D.

Item 4.        Purpose of Transaction

(a)   The Reporting Person announced on September 6, 2011 that its Board of Directors declared a special stock dividend to its shareholders of 70,000,000 shares of common stock of the Issuer owned by the Reporting Person, representing approximately 82.3% of the outstanding shares of common stock of the Issuer.  The distribution by the Reporting Person of the special stock dividend will be made on September 30, 2011 to all shareholders of record of the Reporting Person on September 16, 2011 (the “Record Date”). The distribution will take place in the form of a pro rata common stock dividend to each shareholder of record of the Reporting Person on the Record Date.  As of August 31, 2011, the Reporting Person had approximately 114,382,761 million shares of common stock outstanding; accordingly, the Reporting Person’s shareholders will receive approximately 0.612 of a share of the Issuer’s common stock for every share of the Reporting Person’s common stock held as of the Record Date.  The final distribution ratio will be set on the Record Date and will be calculated by dividing the number of shares of the Issuer’s common stock to be distributed by the number of shares of the Reporting Person’s common stock outstanding on the Record Date.  In lieu of fractional shares, the Reporting Person’s shareholders will receive a cash distribution.

(b)           See clause (a).

(c)           See clause (a).

(d)           None.

(e)           None.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Person does not have, as of the date of this Amendment No. 1, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D, or any actions similar to those events. The Reporting Person may change its plans or proposals in the future.  The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.        Material to be Filed as an Exhibit

Exhibit 99.2	Press release dated September 6, 2011 incorporated by reference to Exhibit 99.1 to the Reporting Person’s Form 8-K filed on September 6, 2011.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2011

Forest Oil Corporation

/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary